EXHIBIT 99.1

Intermap Appoints Terry Ryan to Board of Directors

Decades of experience growing dual-use defense technology companies

Trusted senior intelligence leader, with a record of accomplishment across strategic, tactical and policy roles

Former CEO of Constellis and Tenax Aerospace, global leaders in applied geospatial technology

DENVER, Nov. 03, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in geospatial intelligence powered by proprietary 3D data, rapid image processing software and AI-driven analytics, today announced the appointment of Mr. Terry Ryan to its Board of Directors.

Mr. Ryan brings decades of experience in geospatial intelligence as a former federal official and defense and intelligence executive. Mr. Ryan served as a corporate senior executive of high-growth public and private defense technology companies, including Science Applications International Corp. (SAIC), the predecessor of Leidos Holdings, Inc., ManTech, Mercury Systems, VT Services, SRA International and Tenax Aerospace, all of which provide or provided geospatial-related support services to federal customers.

Mr. Ryan has advised past directors of the CIA, the Joint Chiefs of Staff and the Defense Advanced Research Projects Agency (DARPA) on advanced GEOINT solutions. As a former professional staff member of the U.S. Senate and House Intelligence oversight committees, Director, Intelligence Surveillance and Reconnaissance Systems, Office of Secretary of Defense and Deputy Director of the Defense Airborne Reconnaissance Office, Mr. Ryan has overseen the allocation of billions of dollars to develop and integrate airborne and spaceborne multi-domain sensor platforms. Most recently, as CEO and director of Constellis corporation, Mr. Ryan led the development of Constellis’ LEXSO, a layered AI decision-support platform that integrates multi-domain sensor data on geospatial foundational layers to enhance real-time situational awareness for the protection of critical infrastructure, globally. This appointment supports Intermap’s continued investment in integrating its global-scale airborne and spaceborne GEOINT across multi-domain operations. Mr. Ryan continues to support Constellis’ global operations and deployment of the LEXSO platform as Executive Vice Chairman.

“We are delighted to welcome Terry to Intermap’s Board as we expand our multi-domain product suite,” said Patrick A. Blott, Chairman and Chief Executive Officer of Intermap Technologies. “Terry has built and led world-class defense technology companies, focused on deploying integrated sensor capabilities in space, air, land and sea to produce autonomous geospatial intelligence. His deep relationships across government and institutional investors will strengthen Intermap as we pursue new opportunities around the world.”

“Intermap has built a differentiated geospatial intelligence platform that integrates sensors to address critical latency and autonomy challenges for government and commercial customers,” said Terry Ryan. “The Company has established a strong foundation for growth, combining proprietary global-scale 3D terrain data with advanced spaceborne image processing and AI decision support. I look forward to working with the Board and management team to help advance Intermap’s strategy, broaden access to growth capital and create long-term value for shareholders.”

To facilitate the appointment of Mr. Ryan to the Board of Directors of Intermap prior to the next annual meeting of shareholders, Mr. Philippe Frappier has graciously agreed to step down as a director of Intermap and will continue as a Board observer and advisor during the interim period. It is expected that Mr. Frappier will be nominated for election with the existing directors of Intermap at the next annual meeting of shareholders.

Intermap Reader Advisory
Certain information contained in this news release, including statements regarding Mr. Ryan’s anticipated contributions to the Company, the expected benefits of his appointment and the Company’s growth opportunities, constitutes forward-looking information or forward-looking statements under applicable securities laws. Words such as “anticipate,” “expect,” “project,” “estimate,” “forecast,” “will,” “may,” “intend,” “plan,” “believe” and similar expressions are intended to identify forward-looking statements. Although Intermap believes these statements are based on information and assumptions that are current, reasonable and complete, they are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties relating to, among other matters, cash available to fund operations, access to capital, revenue fluctuations, the nature of government contracts, economic conditions, the loss of key customers, the retention and availability of executive talent, competing technologies, common-share price volatility, the loss of proprietary information, software functionality, internet and systems infrastructure, information technology security, the breakdown of strategic alliances and international and political considerations. Additional risks and uncertainties are discussed in Intermap’s Annual Information Form and other securities filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated. Accordingly, no assurance can be given that the events or results contemplated by the forward-looking statements will occur. All forward-looking statements attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by this cautionary statement. The forward-looking statements in this news release are made as of its date, and the Company undertakes no obligation to update or revise them publicly, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap’s proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266